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77C: Submission of matters to a vote of security holders

At a joint special meeting of shareholders of BlackRock Municipal Income Investment Trust (the "Trust") held on Monday, March 21, 2016, Trust shareholders were asked to vote on the following proposals:

Common and Preferred Shareholders
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   Proposal 2. The common and preferred shareholders of the Trust were asked to vote as a single class to approve the issuance of additional shares of common stock of the Trust in connection with the Agreement and Plan of Reorganization between BlackRock Municipal Bond Investment Trust and the Trust.

With respect to this Proposal, the shares of the Trust were voted as follows:

           For                     Against                   Abstain
        3,442,319                  255,912                    85,869

Preferred Shareholders
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   Proposal 1(C). The preferred shareholders of the Trust were asked to vote as a separate class to approve an Agreement and Plan of Reorganization between BlackRock Municipal Bond Investment Trust and the Trust and the transactions contemplated therein, including the issuance of additional VRDP shares.

With respect to this Proposal, the shares of the Trust were voted as follows:

           For                     Against                   Abstain
           342                        --                        --